FEE WAIVER AGREEMENT

GPS FUNDS II

AGREEMENT made effective as of the 30th day of August, 2013, by and between GPS Funds II, a Delaware statutory trust (the “Trust), on behalf the GuidePath Altegris Diversified Alternatives Allocation Fund (the “Fund”), and Genworth Financial Wealth Management, Inc., a California corporation (the “Advisor”).

WHEREAS, the Advisor entered into an Investment Advisory Agreement with the Trust, dated April 1, 2011 and amended on September 1, 2012 (the “Old Advisory Agreement”) on behalf of the Fund, pursuant to which the Advisor provided, or arranged for the provision of, investment advisory services to the Fund, and for which the Advisor was paid a fee of 0.15% of the average daily net assets of the Fund; and

WHEREAS, the Advisor entered into an Administrative Services Agreement with the Trust, on behalf of the Fund, pursuant to which the Advisor provides certain administrative services to the Service Shares class of the Fund (the “Administrative Services Agreement”), and for which the Advisor is paid a fee of 0.25% of the average daily net assets of the Service Shares class of the Fund; and

WHEREAS, the Trust and the Advisor also entered into an agreement pertaining to expense limitation for the Fund effective March 18, 2011 and amended on September 1, 2012 (the “Old Expense Limitation Agreement”); and

WHEREAS, the Trust and the Advisor also entered into a Fee Waiver Agreement dated December 13, 2012 (the “Old Fee Waiver Agreement”) in order to document the agreement between the Advisor and the Trust with respect to the waiver of all fees payable by the Fund to the Advisor pursuant to the Old Advisory Agreement and the Administrative Services Agreement; and

WHEREAS, in connection with a change in ownership of the Advisor effective on the date first written above, the Old Advisory Agreement, the Old Expense Limitation Agreement and the Old Fee Waiver Agreement each terminated automatically as required under the Investment Company Act of 1940, as amended and/or by their terms; and

WHEREAS, the Board of Trustees and shareholders of the Trust have each approved a new Advisory Agreement (the “New Advisory Agreement”) with the Advisor effective as of the date first written above (to replace the Old Advisory Agreement), and the Board of Trustees of the Trust also approved a new Expense Limitation Agreement (to replace the Old Expense Limitation Agreement) and also approved this Agreement (to replace the Old Fee Waiver Agreement), and the parties hereto desire to enter into this Agreement so that the Advisor may continue to waive its fees.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.           FEE WAIVER.

The Advisor hereby agrees to waive all of the fees payable by the Fund to the Advisor pursuant to the New Advisory Agreement and the Administrative Services Agreement.

2.           ASSIGNMENT.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust.

3.           DURATION AND TERMINATION.

This Agreement shall be effective on the date first written above through July 31, 2015 and shall continue in effect from year to year thereafter, unless and until the Agreement is terminated by the Board of Trustees of the Trust.  This Agreement shall automatically terminate upon the termination of the Advisory Agreement or the Administrative Services Agreement.

GPS FUNDS II
By: _______________________________

Name & Title: ______________________

Genworth Financial Wealth Management, Inc.
By: _______________________________

Name & Title: ______________________